14041857

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65777

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities and Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FG CAPITAL LC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7701 Forsyth Blvd., Suite 750
(No. and Street)

St. Louis (City) — Missouri (State) — 63105-1820 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David B. Mueller — 314-862-8500
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maddock, Henson & Haberstroh, P.C.
(Name - *if individual, state last, first, middle name*)

5353 S. Lindbergh Blvd., Suite 200 (Address) — St. Louis (City) — Missouri (State) — 63126 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 14 2014
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240-17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID B. MUELLER , swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of FG CAPITAL LC , as of DECEMBER 31, 2013 , are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Director

Title

Notary Public

NOTARY PUBLIC NOTARY SEAL STATE OF MISSOURI

DIANE SMITH
My Commission Expires
July 1, 2016
St. Louis County
Commission #12494015

This report ** contains (check all applicable boxes)

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Maddock, Henson & Haberstroh, P.C.
Certified Public Accountants

314-894-8400
888-272-0107
Fax: 314-894-3377

5353 S. Lindbergh Blvd., Suite 200
St. Louis, MO 63126
mhh@mhhcpa.net

INDEPENDENT AUDITOR'S REPORT

Board of Managers
FG Capital LC
Saint Louis, Missouri

We have audited the accompanying financial statements of FG Capital LC (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in member's equity, and changes in financial position for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosure in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FG Capital LC as of December 31, 2013, and the results of its operations

and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Maddock Henson & Haberstroh, PC

Maddock, Henson & Haberstroh, P.C.
Certified Public Accountants
Saint Louis, Missouri

February 1, 2014

FG Capital LC
Statement of Financial Condition
December 31, 2013

ASSETS

Cash	$ 60,113
Accounts receivable	7,500
Total assets	$ 67,613

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Due to parent	$ 34,782
Member's equity	32,831
Total liabilities and member's equity	$ 67,613

See independent auditor's report and notes to financial statements

FG Capital LC
Statement of Income
For the Year Ended December 31, 2013

Revenue	
Retainer fees	$ 45,000
Operating expenses	
Compensation to parent	34,108
Licenses and permits	2,350
Professional services	4,275
Other expense	477
	41,210
Net income	$ 3,790

See independent auditor's report and notes to financial statements

FG Capital LC
Statement of Changes in Member's Equity
Year ended December 31, 2013

Member's equity, beginning of year	$ 7,041
Member contribution	22,000
Net income	3,790
Member's equity, end of year	$ 32,831

FG Capital LC
Statement of Changes in Financial Condition
For the Year Ended December 31, 2013

Cash flows from operating activities:	
Net income	$ 3,790
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) in accounts receivable	(7,500)
Increase in due to parent	34,782
Net cash provided by operating activities	31,072
Cash flows from financing activities:	
Capital contribution by member	22,000
Net cash provided by financing activities	22,000
Increase in cash	53,072
Cash, beginning	7,041
Cash, ending	$ 60,113
Supplemental cash flows disclosures:	
Income tax payments	$ -
Interest payments	$ -

NOTE 1. ORGANIZATION AND NATURE OF BUSINESSS

FG Capital LC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a single member Missouri Limited Liability Company that is wholly-owned by The Fortune Group LLC (Parent). The Company offers capital raising services to lower middle market companies through private placements to institutional investors on a best efforts basis. The Company does not affect the sale of municipal or government securities or debt of direct participation programs, nor will it affect resales or engage in secondary market trading of private placement securities. The Company does not maintain any client accounts.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared using the accrual method of accounting. The accrual basis of accounting records revenue in the period in which earned rather than when received and records expenses in the period in which incurred rather than when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company's taxable income or loss is reported on the income tax return of its Parent, which is treated as a partnership for income tax purposes. Consequently, no provision for income taxes is required in the accompanying financial statements.

Statement of Changes in Financial Position

For purposes of the Statement of Changes in Financial Position, the Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

Commitments and Contingencies

The Company is not involved in any arbitration or litigation as of February 1, 2014, the date the financial statements were available to be issued.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Subsequent Events

Management has evaluated subsequent events through February 1, 2014, the date the financial statements were available to be issued.

NOTE 3. RELATED PARTY TRANSACTIONS

Administrative Services and Expense Funding Agreement

The Company has entered into an administrative services and expense funding agreement with its Parent, whereby the Parent agrees to provide accounting and administrative services to the Company and all expenses related to office facilities, communication services, general administrative and clerical support, and management services. The agreement states that the Parent will not apportion or charge back any such expenses to the Company. In consideration of the services provided, the Company agreed to pay Parent 90% of their net earnings.

The compensation expense to Parent for the year ended December 31, 2013 was $34,108. At December 31, 2013, the outstanding balance due to Parent was $34,782.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, the Company had net capital of $32,831, which was $27,831 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.06 to 1.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2013

Schedule I

FG Capital LC
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2013

Net capital	
Total member's equity	$ 32,831
Net capital	$ 32,831
Aggregate indebtedness	
Items included in statement of financial condition:	
Due to parent	$ 34,782
Total aggregate indebtedness	$ 34,782
Computation of basic net capital requirement	
Minimum net capital required	$ 2,319
Minimum dollar net capital requirement of reporting broker or dealer	5,000
Net capital requirement	$ 5,000
Excess net capital	$ 27,831
Excess net capital at 1,500 percent	$ 30,512
Excess net capital at 1,000 percent	$ 29,353
Ratio: Aggregate indebtedness to net capital	1.06 to 1

Note 1. There are no material differences between the above computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2013.

Note 2. The broker-dealer claims an exemption from Rule 15c3-3 based on (k)(2)(i) "Special Account for the Exclusive Benefit of Customers" maintained.

See independent auditor's report

Schedule II

FG Capital LC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2013

Credit balances	
Total credit items	$ -
Debit balances	
Total debit items	$ -
Required deposit	None

Note 1. There are no material differences between the above computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2013.

Note 2. The broker-dealer claims an exemption from Rule 15c3-3 based on (k)(2)(i) "Special Account for the Exclusive Benefit of Customers" maintained.

See independent auditor's report

MHH Maddock, Henson & Haberstroh, P.C.
Certified Public Accountants

314-894-8400
888-272-0107
Fax: 314-894-3377

5353 S. Lindbergh Blvd., Suite 200
St. Louis, MO 63126
mhh@mhhcpa.net

Board of Managers
FG Capital LC

In planning and performing our audit of the financial statements of FG Capital LC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Maddock Henson & Haberstroh PC

Maddock, Henson & Haberstroh, P.C.
Certified Public Accountants

February 1, 2014